UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1
to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUN MICROSYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase shares of common stock, par value $0.001 per share
(Title of class of securities)

866810-20-3

(CUSIP number of class of securities)
(Underlying common stock)

Michael A. Dillon

Executive Vice President, General Counsel and Corporate Secretary

Sun Microsystems, Inc.

4150 Network Circle

Santa Clara, CA  95054

(650) 960-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Joseph G. Connolly, Jr.

Julie A. Bell
Hogan & Hartson L.L.P.
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$452,575	$13.89

*

The “transaction valuation” set forth above is as of November 14, 2007, based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 88,737 shares of common stock, par value $0.001 per share, of Sun Microsystems, Inc. will be amended pursuant to this offer, which may not occur.

**

The filing fee was previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2007 by Sun Microsystems, Inc. (“Sun” or the “Company”) (the “Schedule TO”), relating to an offer by Sun to amend certain outstanding options upon the terms and subject to the conditions set forth in the Offer to Amend, dated November 16, 2007 (the “Offer to Amend”) and the Letter of Transmittal.

This Amendment No. 1 is the final amendment relating to the Offer and is made to report the results of the Offer.  Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer to Amend.

Item 4. Terms of the Transaction.

(a)           Material Terms.  The Offer expired at 12:00 midnight Eastern Time on December 14, 2007. Pursuant to the Offer, Sun has accepted for amendment options to purchase an aggregate of 52,204 shares of Sun common stock, representing approximately 59% of the shares of Sun common stock underlying all option grants that were eligible for amendment in the Offer. Subject to and in accordance with the terms of the Offer, we amended such eligible options, effective December 17, 2007, to:

                (i)  increase such options’ exercise prices per share to the fair market value per share of Sun common stock on the applicable grant measurement date for tax purposes; or

                (ii) revise the exercise period for such options such that the options will only be exercisable during calendar year 2008.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

SUN MICROSYSTEMS, INC.

By:	/s/ MICHAEL A. DILLON
Michael A. Dillon
Executive Vice President, General Counsel and Corporate Secretary

Date:	December 18, 2007

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